UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS THIRD QUARTER OF 2026 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – November 13, 2026 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2026, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
THIRD QUARTER 2026 HIGHLIGHTS

•Total revenues were KRW 197,146 million (US$ 145,397 thousand), representing a 21.8% increase from the second quarter ended June 30, 2026 (“QoQ”) and a 41.9% increase from the third quarter ended September 30, 2025 (“YoY”).

•Operating profit was KRW 28,728 million (US$ 21,186 thousand), representing a 4.2% increase QoQ and a 35.0% increase YoY.

•Profit before income tax expense was KRW 27,684 million (US$ 20,416 thousand), representing a 14.7% decrease QoQ and a 1.8% increase YoY.

•Net profit attributable to parent company was KRW 21,407 million (US$ 15,787 thousand), representing a 12.1% decrease QoQ and a 7.7% increase YoY.

REVIEW OF THIRD QUARTER 2026 FINANCIAL RESULTS

Revenues

Online game revenues for the third quarter of 2026 were KRW 25,139 million (US$ 18,540 thousand), representing a 15.2% decrease QoQ from KRW 29,660 million and a 3.2% decrease YoY from KRW 25,968 million. The decrease QoQ was mainly attributable to decreased revenue from Ragnarok Online in Thailand. This decrease was partially offset by initial revenue from Ragnarok Zero: Global launched in Southeast Asia, Europe and Oceania on August 18, 2026. The decrease YoY was mainly due to decreased revenues from Ragnarok Online America Latina in Latin America and Ragnarok Online in Taiwan, Hong Kong and Macau. This decrease was partially offset by initial revenue from Ragnarok Zero: Global launched in Southeast Asia, Europe and Oceania on August 18, 2026.

Mobile game revenues were KRW 169,387 million (US$ 124,925 thousand) for the third quarter of 2026, representing a 31.7% increase QoQ from KRW 128,611 million and a 54.6% increase YoY from KRW 109,571 million. The increase QoQ was mainly attributable to initial revenues from Ragnarok: The New World launched in Southeast Asia except for Vietnam on July 16, 2026, Ragnarok M: Classic launched in Korea on July 16, 2026 and Ragnarok Origin Classic launched in North, Central and South America on July 23, 2026. Such increase was partially offset by decreased revenues from Ragnarok Origin Classic in Korea, Taiwan, Hong Kong, Macau and Southeast Asia and Ragnarok: The New World in Taiwan, Hong Kong and Macau. The increase YoY was mainly due to initial revenues from Ragnarok: The New World launched in Southeast Asia except for Vietnam on July 16, 2026 and in Taiwan, Hong Kong and Macau on January 15, 2026 and Ragnarok Origin Classic launched in Korea, Taiwan, Hong Kong, Macau and Southeast Asia on March 26, 2026. Such increase was partially offset by decreased revenues from Ragnarok M: Classic in Taiwan, Hong Kong, Macau and Southeast Asia and Ragnarok: Twilight in Taiwan, Hong Kong and Macau.

Other revenues were KRW 2,620 million (US$ 1,932 thousand) for the third quarter of 2026, representing a 27.5% decrease QoQ from KRW 3,613 million and a 21.9% decrease YoY from KRW 3,355 million.

Cost of Revenue

Cost of revenue was KRW 141,696 million (US$ 104,503 thousand) for the third quarter of 2026, representing a 29.4% increase QoQ from KRW 109,541 million and a 60.0% increase YoY from KRW 88,542 million. The increase QoQ was mainly due to initial commission paid for mobile game services related to Ragnarok: The New World launched in Southeast Asia except for Vietnam on July 16, 2026. The increase YoY was primarily due to initial commissions paid for mobile game services related to Ragnarok: The New World launched in Southeast Asia except for Vietnam on July 16, 2026 and in Taiwan, Hong Kong and Macau on January 15, 2026 and Ragnarok Origin Classic launched in Korea, Taiwan, Hong Kong, Macau and Southeast Asia on March 26, 2026.

Operating Expenses

Operating expenses were KRW 26,722 million (US$ 19,708 thousand) for the third quarter of 2026, representing a 7.9% increase QoQ from KRW 24,761 million and an 8.1% decrease YoY from KRW 29,076 million. The increase QoQ was mainly due to increased advertising expenses for Ragnarok Zero: Global in Southeast Asia, Europe and Oceania. The decrease YoY was mainly due to decreased advertising expenses for Ragnarok Idle Adventure Plus in Korea and Global and Nobunaga's Ambition: The Road to the World in Japan.

Profit Before Income Tax Expense

Profit before income tax expense was KRW 27,684 million (US$ 20,416 thousand) for the third quarter of 2026 compared with profit before income tax expense of KRW 32,470 million for the second quarter of 2026 and profit before income tax expense of KRW 27,207 million for the third quarter of 2025.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 21,407 million (US$ 15,787 thousand) for the third quarter of 2026 compared with net profit attributable to parent company of KRW 24,341 million for the second quarter of 2026 and a net profit attributable to parent company of KRW 19,869 million for the third quarter of 2025.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 616,485 million (US$ 454,665 thousand) as of September 30, 2026.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,355.91 to US$ 1.00, the noon buying rate in effect on September 30, 2026 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok Zero: Global, an MMORPG PC game

Ragnarok Zero: Global was officially launched in Southeast Asia (except Vietnam), Europe and Oceania on August 18, 2026. Ragnarok Zero: Americas will be launched in North and South America in January 2027.

•Ragnarok: Midgard Senki, a 2D MMORPG Mobile and PC game

Ragnarok: Midgard Senki was officially launched in Taiwan, Hong Kong and Macau on October 23, 2026, and will be launched in Korea and Southeast Asia (except Vietnam) in the first half of 2027.

•Ragnarok: GO, an Idle RPG Mobile game

Ragnarok: GO was officially launched in Southeast Asia (except Vietnam) on October 29, 2026, and will be launched in Taiwan, Hong Kong and Macau in the first quarter of 2027.

•Ragnarok: Yggdrasil, an MMORPG and SLG Mobile and PC game

Ragnarok: Yggdrasil will be launched in Central and South America in December 2026.

•Ragnarok: Adventures, a Vertical Idle MMORPG Mobile game

Ragnarok: Adventures will be launched in Japan in the fourth quarter of 2026.

•Ragnarok Abyss, an MMOARPG Mobile and PC game

Ragnarok Abyss will be launched within 2027.

•Ragmon Marble, a Casual Board and F2P with Blockchain-based reward Mobile game

Ragmon Marble will be launched in Thailand, Indonesia, the Philippines and Malaysia in the first quarter of 2027.

•Ragnarok Origin Classic, an MMORPG Mobile and PC game

Ragnarok Origin Classic will be launched in Vietnam in the first quarter of 2027.

•Ragnarok Online 3, an MMORPG Mobile and PC game

Ragnarok Online 3 is underway for its launch in China and Asia (Korea, Taiwan, Hong Kong, Macau and Southeast Asia (except Vietnam)) in the first half of 2027. Preparation for its launch in Japan, Europe and North, Central and South America is underway.

•Ragnarok: The New World, an MMORPG Mobile and PC game

Ragnarok: The New World will be launched in Japan and Korea in the first half of 2027, and in China and Global (except certain regions) within 2027.

•Ragnarok Online Plus+, an MMORPG Mobile and PC game

Ragnarok Online Plus+ will be launched in Korea in the first half of 2027.

•Ragnarok M: Eternal Love 2, an MMORPG Mobile and PC game

Ragnarok M: Eternal Love 2 will be launched in China within 2027.

•Ragnarok: Path of Destiny (Ragnarok: The Promised Adventure), a Casual Idle MMORPG HTML5 and Mobile game

Ragnarok: Path of Destiny (Ragnarok: The Promised Adventure) will be launched in Southeast Asia (except Vietnam) in the first half of 2027.

Ragnarok Online IP-based Blockchain Game

•Ragnarok Landverse Classic, an MMORPG Blockchain, HTML5, Mobile and PC game

Ragnarok Landverse Classic will be launched in Southeast Asia (except Indonesia and Vietnam) in December 2026.

Expansion of Ragnarok IP Business

We launched 'RO Lite' a casual-genre brand based on the Ragnarok IP, and have released two titles under it: RO Lite - Arrow on August 11, 2026, and RO Lite - BLOCK PUZZLE on September 16, 2026.

Other IP-based Games

•RAMUSU: Ramen Girls 2048 Puzzle, a Puzzle Mobile game

RAMUSU: Ramen Girls 2048 Puzzle was officially launched in Global (except certain regions) on August 21, 2026.

•Hashire HEBEREKE: EX, a Racing and Remake Console and PC game

Hashire HEBEREKE: EX was officially launched in Global (except for Japan on Nintendo Switch) on September 3, 2026.

•Galvatein: Adventurers' Guild, a Simulation Console and PC game

Galvatein: Adventurers' Guild was launched in Early Access on Steam in Global on September 22, 2026.

•NBA RISE, a Basketball Management and Card Collecting Mobile game

NBA RISE was officially launched in Korea, Southeast Asia (except Vietnam) and Oceania on October 20, 2026.

•Aeruta, an Action RPG Console and PC game

Aeruta will be launched in Global in the fourth quarter of 2026.

•Jaleco Arcade Collection, a Retro Console and PC game

Jaleco Arcade Collection will be launched in Global in the first quarter of 2027.

•LIGHT ODYSSEY, a Boss Rush Action and Soul-like Console and PC game

LIGHT ODYSSEY will be launched in Global in the second quarter of 2027.

•Final Knight, an Action RPG Console and PC game

Final Knight will be launched in Global in the second quarter of 2027.

Our New Businesses Operated by Joint Ventures

Gravity Game Max Co., Ltd., a subsidiary in Thailand to be established within 2026, will officially launch RAGLAND, a Ragnarok IP-based User Generated Content creation and distribution platform, in August 2028.

AIWAN PTE. LTD., a subsidiary in Singapore to be established within 2026, will soft-launch AIWAN, a platform for HTML5 gameplay, content creation and sharing, in the first quarter of 2027.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the third quarter in 2026 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 regions. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2025 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Jimin Park
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-25		30-Sep-26
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	203,599	150,157	209,410	154,442
Short-term financial instruments	415,034	306,093	407,075	300,223
Accounts receivable, net	56,318	41,535	91,412	67,417
Other receivables, net	2,904	2,142	824	608
Prepaid expenses	13,766	10,153	10,731	7,914
Other current financial assets	4,333	3,196	6,246	4,607
Other current assets	2,559	1,887	2,988	2,204
Total current assets	698,513	515,163	728,686	537,415
Property and equipment, net	10,770	7,943	7,896	5,823
Intangible assets, net	7,157	5,278	4,881	3,600
Deferred tax assets	7,209	5,317	6,370	4,698
Other non-current financial assets	3,812	2,811	3,755	2,769
Other non-current assets	15,201	11,210	52,659	38,836
Total assets	742,662	547,722	804,247	593,141
Liabilities and Equity
Current liabilities:
Accounts payable	61,927	45,672	88,553	65,309
Deferred revenue	21,501	15,857	22,173	16,353
Withholdings	1,655	1,221	1,733	1,278
Accrued expense	2,597	1,915	2,197	1,620
Income tax payable	4,633	3,417	8,900	6,564
Other current liabilities	3,718	2,742	3,100	2,286
Total current liabilities	96,031	70,824	126,656	93,410
Long-term account payables	623	459	550	406
Long-term deferred revenue	410	302	4,561	3,364
Deferred tax liabilities	1,736	1,280	1,736	1,280
Other non-current liabilities	6,496	4,792	4,725	3,485
Total liabilities	105,296	77,657	138,228	101,945
Share capital	3,474	2,562	3,474	2,562
Capital surplus	26,979	19,897	26,979	19,897
Other components of equity	25,523	18,824	9,672	7,133
Retained earnings	580,882	428,407	625,449	461,276
Equity attributable to owners of the Parent Company	636,858	469,690	665,574	490,868
Non-controlling interest	508	375	445	328
Total equity	637,366	470,065	666,019	491,196
Total liabilities and equity	742,662	547,722	804,247	593,141

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,355.91 to US$ 1.00, the noon buying rate in effect on September 30, 2026 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-26	30-Sep-25	30-Sep-26		30-Sep-25	30-Sep-26
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	29,660	25,968	25,139	18,540	66,745	80,705	59,521
Mobile games	128,611	109,571	169,387	124,925	369,060	430,798	317,719
Other revenue	3,613	3,355	2,620	1,932	11,293	9,405	6,936
Total net revenue	161,884	138,894	197,146	145,397	447,098	520,908	384,176
Cost of revenue	109,541	88,542	141,696	104,503	290,006	361,461	266,582
Gross profit	52,343	50,352	55,450	40,894	157,092	159,447	117,594
Operating expenses:
Selling, general and administrative expenses	21,131	26,675	24,006	17,705	82,043	64,746	47,751
Research and development	2,951	2,149	2,753	2,030	8,871	6,837	5,042
Others, net	679	252	(37)	(27)	502	724	534
Total operating expenses	24,761	29,076	26,722	19,708	91,416	72,307	53,327
Operating profit	27,582	21,276	28,728	21,186	65,676	87,140	64,267
Finance income(costs):
Finance income	5,875	3,283	2,240	1,652	16,651	17,986	13,265
Finance costs	(987)	2,648	(3,284)	(2,422)	(7,964)	(6,647)	(4,902)
Profit before income tax	32,470	27,207	27,684	20,416	74,363	98,479	72,630
Income tax expense	8,123	7,362	6,285	4,635	19,220	23,342	17,215
Profit for the year	24,347	19,845	21,399	15,781	55,143	75,137	55,415
Profit attributable to:
Non-controlling interest	6	(24)	(8)	(6)	(9)	(5)	(4)
Owners of Parent company	24,341	19,869	21,407	15,787	55,152	75,142	55,419
Earnings per share
- Basic and diluted	3,503	2,859	3,081	2.27	7,937	10,814	7.98
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	3,503	2,859	3,081	2.27	7,937	10,814	7.98

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,355.91 to US$1.00, the noon buying rate in effect on September 30, 2026 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: November 13, 2026